

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Jedidiah Gold
Chief Financial Officer
Mister Car Wash, Inc.
222 E 5th Street
Tucson, AZ 85705

      Re: Mister Car Wash, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-40542

Dear Jedidiah Gold:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services